March 5, 2010

Via Edgar and Facsimile (703) 813-6983

Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

This letter responds to your letter dated February 18, 2010 to Alliance Financial Corporation (the “Company”). For your convenience, we have reprinted the Staff’s numbered comments below followed by the Company’s responses.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11 – Executive Compensation, page 5

Performance Based Incentive Compensation, page 8

1.	We note your responses to comments 2 and 3 in our letter dated December 30, 2009. We are unable to agree with your conclusion that disclosure of all performance targets considered in determining short-term and deferred incentive compensation is not required. In addition, we are unable to agree with your conclusion that a discussion of how the company’s performance compared to each of the performance targets and how the board determined the particular amounts to be paid to each of the named executive officers is not required. We therefore reissue comments two and 3. In your response, please provide us with your proposed disclosure for short-term and deferred incentive compensation for the 2009 fiscal year.

Response: As noted in our letter prior responses to your office, the Company’s primary performance objectives used in determining incentive compensation for 2008 were net income and return on equity. The Company disclosed the target and actual amounts achieved for net income and return on equity for 2008 in its Form 10-K/A on page 8 (which were targets of $10,259,000 and 8.8%, respectively, and actual achieved thresholds of $10,310,000 and 8.8% respectively). The achievement of these targets were gatekeeper thresholds for the Company, the attainment of which qualified the named executive officers for incentive payments payable at the discretion of the Company’s Compensation Committee.

As noted in the Form 10-K/A, the Company also considers other performance factors when determining the amounts awarded to the named executive officers under its incentive compensation program. Such factors include, but are not limited to, efficiency ratio, regulatory ratings and operating expenses. However, each of these factors is only considered once the gatekeeper metrics of net income and return on equity are achieved. For 2008, no performance factor other than net income and return on equity were established as numerical targets by the Company.

The Company uses these additional performance factors to determine whether to reduce or increase the payments otherwise payable for the achievement of the net income and return on equity targets. For 2008, no reductions or increases were made. Therefore, the resulting payments to each named executive officer disclosed in the Company’s 10-K/A at page 8 were the full amounts payable for achievement of these two gatekeeper targets as determined in the discretion of the Company’s Compensation Committee.

No specific targets were disclosed for factors other than net income and return on equity because no other specific numerical targets were established by the Company or the Compensation Committee for any of the additional factors considered. The Company will modify its incentive compensation disclosures in future years to more precisely reflect the weighting and actual functioning of each performance target or factor cited in our disclosures to ensure a more thorough discussion of the linkage between each such target or factor and the actual amounts paid.

The performance objectives for the executive incentive retirement plan were identical to the short-term incentive program. The Company acknowledges a description of the requirements for payments under this or any other such incentive compensation programs is appropriate and such descriptions will be included in future filings.

In 2009, the Company’s Compensation Committee engaged a third-party compensation consultant to assess the competitiveness of its executive total compensation program and to assist in developing appropriate compensation programs. The Company has adopted a more formal executive compensation program in fiscal 2010 which will provide a basis for additional discussion of executive compensation decisions in future filings.

We note your office’s request for the Company’s proposed disclosure for short-term incentive and other incentive compensation for the 2009 fiscal year and have included such disclosure as an exhibit to this response.

The Company believes that the above information is responsive to your comments. If I can be of any assistance in facilitating the conclusion of your review, please contact me at (315) 475-4478.

Sincerely,

/s/ J. Daniel Mohr
J. Daniel Mohr
Executive Vice President and Chief Financial Officer
Alliance Financial Corporation

Attachment

DRAFT

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Committee of the Board of Directors (“Compensation Committee”), comprised of four independent directors, has responsibility for establishing and implementing our executive compensation philosophy as well as monitoring adherence to the policies and practices of the compensation programs maintained by us for our employees. This Compensation Discussion and Analysis (“CD&A”) section is intended to help our shareholders understand our compensation philosophy, objectives, components and practices. The CD&A also describes decisions made by the Compensation Committee in 2009 as it relates to the compensation of our Named Executive Officers (“NEOs”).

The following officers have been identified as NEOs by the Board of Directors:

•	Jack H. Webb, Chief Executive Officer

•	John H. Watt, Jr., Executive Vice President

•	J. Daniel Mohr, Executive Vice President and Chief Financial Officer

•	James W. Getman, Executive Vice President and Senior Loan Officer, Alliance Bank, N.A.

•	Steven G. Cacchio, Senior Vice President, Retail Banking Sales and Service, Alliance Bank, N.A.

Executive Summary

It is the intent of the Compensation Committee to provide the NEOs with a market competitive compensation package that promotes the achievement of our strategic objectives and maximizes shareholder value without encouraging excessive risk. Base salary is the largest component of the NEOs total compensation. NEOs are also eligible to participate in our incentive compensation programs.

In 2009, the Compensation Committee took the following actions related to the NEOs compensation:

•	Base salaries and annual incentive opportunities were adjusted as the result of a competitive assessment conducted by an independent compensation consultant;

•

No equity awards were made to the NEOs or any other employees in 2009 due to the expiration of the 1998 Long-term Incentive Plan in 2008. The Board of Directors approved the Alliance Financial Corporation Restricted Stock Plan in January 2010, which will become effective upon shareholder approval of Proposal 3 described in this proxy statement. The Board of Directors considers long-term equity compensation an important component of compensation which aligns shareholder and management interests through equity awards;

•	The Compensation Committee accelerated the vesting of all prior grants of restricted stock as if the original vesting term was a based on a seven year incremental vesting schedule;

•

The Board of Directors suspended deferred bonuses under the Executive Incentive Retirement Plan although they were earned by the executives, pursuant to the terms of the plan, because the Board determined that the total compensation paid to the NEO’s was appropriate without further benefits from this plan; and

•

As a result of our financial performance in 2009, the NEOs earned payments under our short-term incentive program, which were paid in February 2010. The performance goals and related payments under this program are discussed more fully under the caption “Short-term Incentive Compensation” below.

Compensation Philosophy and Objectives

The Compensation Committee believes that the most effective compensation programs are those designed to attract, develop and retain the best available executive officers in key leadership positions as well as the best available employees at all levels in the organization. In implementing this philosophy, the compensation plans in which the NEOs participate are intended to motivate them to maximize performance for our shareholders and to reward them for the achievement of specific annual, strategic and long-term goals, including the appreciation of shareholder value.

Our compensation programs:

•	Are not overly complex in design or administration;

•	Are designed with prudent defined objectives and goals that prevent an expectation of receiving rewards for inappropriate or excessive risk that could have a material effect on us;

•	Have base salary as the largest component of total compensation for all employees, including those eligible to earn incentive compensation;

•	Are not excessive in that they are designed to provide incentive compensation opportunities that are a percentage of base salary rather than a multiple of base salary; and

•	Do not reward employees, including the NEOs, in a way that results in the receipt of compensation that is excessive for the position, or the performance and contribution of the employee.

Generally, the types of compensation paid to the NEOs are similar to those provided to other executive officers. To support our compensation philosophy and objectives, the NEOs compensation package provides the following:

•	Competitive base salary and benefits;

•	Short-term incentive compensation programs intended to reward employee contributions to the attainment of our annual performance or line of business goals; and

•	Long-term equity compensation intended to reward our NEOs and other key executives for their contributions to our sustainable, long-term success and growth in shareholder value.

The Board of Directors considers long-term equity compensation an important component of total compensation, a retention tool, and an effective means of linking the executives’ compensation with the value of our stock and long-term success of the organization. The 1998 Long-term Incentive Compensation Plan expired in July 2008, and a new equity plan will become effective upon approval by the shareholders of Proposal 3 described in this proxy statement. Our Restricted Stock Plan, if approved by shareholders, will enable the Board of Directors to continue using this vital component of compensation.

Executive Compensation Administration

In 2009, the Compensation Committee engaged an independent compensation consultant, Pearl Meyer & Partners (“PM&P”), to conduct a competitive assessment of the compensation programs provided to our Board of Directors and executive officers (the “Assessment”). PM&P was hired directly by the Compensation Committee to consult on board and executive compensation matters and does not perform any additional services for us. PM&P also provided recommendations regarding the composition and structure of our executive compensation programs.

The Assessment included:

•	Comparative compensation information for executives in similar positions for a custom peer group of 19 publicly traded banks[1] of similar asset size ($700M - $3.0B) located in the Mid-Atlantic region.

[1]

Peer Group (Ticker): ACNB Corp (ACNB), Ameriserv Financial Inc/PA (ASRV), Arrow Financial Corp (AROW), Berhkshire Hills Bancorp Inc (BHLB), Bryn Mawr Bank Corp (BMTC), Citizens & Northern Corp (CZNC), CNB Financial Corp/PA (CCNE), ESB Financial Group (ESBF), Financial Institutions Inc (FISI), First Chester CNTY Corp (FCEC), First National CMNTY Bancorp Inc (FNCB), Orrstown Financial Services Inc (ORRF), Parkvale Financial Corp (PVSA), Royal Bancshares/PA (RBPAA), Suffolk Bancorp (SUBK), Tompkins Financial Corp (TMP) Univest Corp of Pennsylvania (USVP), VIST Financial Corp (VIST) and Wilber Corp (GIW).

The 19 banks are located in non-metropolitan markets in New York, Pennsylvania and western Massachusetts.

•

Data from two banking industry surveys was used comparing banks of similar asset size and geographic location. The two surveys utilized were PM&P Banking Compensation Survey Report and Watson Wyatt Financial Institutions Benchmark Survey.

The Compensation Committee considered the results of the Assessment and its own compensation philosophy, among other considerations, in setting base salaries and annual incentive plan design targets effective in 2010, which are described in this CD&A.

The Compensation Committee is responsible for the review and approval of our executive compensation programs and the specific compensation for each executive officer, taking into consideration the recommendations of the Chief Executive Officer and the Compensation Committee’s own deliberations. The Chief Executive Officer recommends salary adjustments, short-term incentive plan opportunities and payouts as well as equity grants for each executive. These recommendations are based upon an assessment of each executive’s individual performance, performance of the executive’s respective business unit or function, retention considerations and market and other factors. The Chief Executive Officer does not play any role in the Compensation Committee’s deliberation of matters impacting his own compensation.

2009 Executive Compensation Components

For the fiscal year ended December 31, 2009, the NEOs were eligible to receive the following compensation components:

•	Base salary;

•	Performance-based short-term incentive compensation;

•	Discretionary bonus awards;

•	Retirement and other benefits; and

•	Perquisites and other personal benefits.

In making decisions regarding compensation for the NEOs, the Compensation Committee believes that a certain level of discretion is appropriate in determining the amount of compensation to be paid, the mix of compensation components, and the relationship between compensation levels provided to the Chief Executive Officer and other NEOs. As such, the Compensation Committee has not established formal policies for the following:

•	The allocation between cash and non-cash compensation;

•	The allocation of short-term and long-term equity incentive compensation; or

•	The percentage in which other NEOs compensation opportunity should be in relation to the Chief Executive Officer’s compensation.

The Compensation Committee’s goal was to base the levels of compensation to be paid to the executive officers relative to peer group or survey data. As such, the Compensation Committee established a target for 2009 total compensation equal to approximately the 50th percentile of the data provided by the Assessment, which is described in more detail below. The Compensation Committee believed these actions were appropriate given our compensation philosophy and our performance in 2009.

Base Salary

Base salaries are determined based on the NEOs position, scope of responsibilities, assessment of individual performance and expected future contributions as well as their professional, interactive, leadership and business area related technical skills. The NEOs are also eligible for merit-based salary increases in accordance with the same annual evaluation process that is applicable to all employees.

The Compensation Committee conducts an annual performance review of Mr. Webb, based on input from the entire Board of Directors, and makes recommendations to the Board of Directors, for its approval, regarding his compensation. In addition, a six-month interim review of Mr. Webb’s performance is conducted by the Chair of the Compensation Committee, also based on input from the Board of Directors.

Mr. Webb completes the annual performance reviews for Messrs. Watt, Mohr, Getman and Cacchio, which establishes the basis for his recommendation to the Compensation Committee for any salary increases for these executives.

Based on information contained in the Assessment, the Compensation Committee determined that the NEOs base salaries were at or below the median of the peer group. Taking into consideration 2009 performance, the results of the Assessment and our philosophy of paying a competitive base salary, the Compensation Committee recommended a 5.5% increase in base salary for Mr. Webb to place his base salary in the 50th percentile of the peer group utilized in the Assessment, effective January 2010. This increase was approved by the Board of Directors. The Compensation Committee also approved base salary increases for Messrs. Watt, Mohr, Getman and Cacchio of 8.8%, 7.3%, 3.2% and 7.9%, respectively, based on their performance reviews, the results of the Assessment and other factors. These increases were effective January 2010, approximating the executive’s base salaries around the 50th percentile of the peer group utilized in the Assessment. These salary adjustments were made inclusive of the annual merit-based increases.

Short-term Incentive Compensation

The NEOs and certain key executives in leadership positions are eligible to participate in a short-term incentive program that rewards employees upon the attainment of certain annual performance goals. In support of our overall strategic objectives, the Compensation Committee, in its discretion, chose net income available to common shareholders as the performance metric for 2009 (the “2009 Performance Goal”).

The 2009 Performance Goal was chosen because the Compensation Committee believes that meeting annual profitability goals is vital in paying dividends to shareholders, to support shareholder value through the correlation of stock price to net income per share, and to provide the capital necessary to achieve long-term objectives. The 2009 Performance Goal was based on our 2009 business plan, which contained details regarding our short-term goals and objectives, and assumptions regarding environmental factors such as market interest rates and economic and financial market conditions.

The 2009 Performance Goal must be met for payment of awards under the “base” component of the program and must be exceeded to trigger payment of awards under the “incremental” component of the program. Under the base component of the program, if the 2009 Performance Goal is met, the NEOs and other senior executives are eligible for 15% of their base salary, which may be increased or decreased based on the executive’s job performance and area of responsibility. Under the incremental component of the program, if the 2009 Performance Goal is exceeded, the NEOs and other senior executives are eligible for additional incentive compensation. A pool is established of up to 25% of the amount above the 2009 Performance Goal and is allocated as additional incentive compensation to each eligible executive based on their job performance and area of responsibility.

Our 2009 net income available to common shareholders was $10,364,000, which exceeded the target goal of $9,010,000, thus qualifying the NEOs and other executives for incentive compensation payments under the program, which were approved by the Compensation Committee and the Board of Directors in January 2010.

The following table presents, for each NEO, the 2009 short-term incentive award amounts and as a percent of base salary for achieving and exceeding the 2009 Performance Goal.

	Base Salary	Base Award	Base Award	Incremental Pool Award	Incremental Pool Award as Percentage of Base Salary	Total Award	Total Award as Percentage of Base Salary
Mr. Webb	$360,000	$54,000	15.0%	$96,000	26.7%	$150,000	41.7%
Mr. Watt	$193,000	$28,950	15.0%	$78,950	40.9%	$107,900	55.9%
Mr. Mohr	$177,000	$26,550	15.0%	$66,550	37.6%	$93,100	52.6%
Mr. Getman	$157,500	$23,625	15.0%	$31,570	20.0%	$55,195	35.0%
Mr. Cacchio	$139,000	$20,850	15.0%	$34,750	25.0%	$55,600	40.0%

The NEOs received approximately 43% of the value of incentives paid under the short-term incentive program.

Based on the Assessment, the Compensation Committee concluded that certain revisions were warranted. First, awards granted pursuant to the short-term incentive program should be determined based on actual performance against more than one metric. In addition, the Assessment confirmed that our existing plan did not provide for competitive awards when compared with the identified peer group. As a result, the 2010 short-term incentive program has been revised and will have three metrics: return on common equity, tangible common equity and non-performing assets/total assets. Additionally, incentive payments will be tiered based on the percentage of the performance goals attained.

The following table presents short-term incentive payments, as a percentage of base salary, which would be payable upon attainment of the 2010 performance goals.

•	Mr. Webb – 40%

•	Mr. Watt – 30%

•	Mr. Mohr – 30%

•	Mr. Getman – 25%

•	Mr. Cacchio – 25%

Our employment contracts with our executives contain claw-back language, as further discussed below, which would be applicable to this program.

Discretionary Bonus Awards

The Board of Directors considers discretionary cash bonus awards in certain situations to recognize significant efforts or individual contributions. For example, certain executives received a bonus for the successful acquisition and integration of Bridge Street Financial Inc. in 2006. None of the NEOs received discretionary bonus compensation for 2009.

Long-Term Incentive Compensation

The NEOs did not receive any equity awards in 2009 because the 1998 Long-term Incentive Compensation Plan expired in July 2008. In order to resume equity awards under a new plan, the Board of Directors has proposed the Alliance Financial Corporation Restricted Stock Plan in this proxy under Proposal 3 for shareholder approval at our annual meeting in May 2010.

Restricted stock awards have been issued in the past to support the Board of Directors belief that long-term equity-based incentive compensation is an important component of our total compensation philosophy. Awards are issued to recognize the responsibility and contributions of the NEOs, and other key executives, in meeting our long-term goals and strategies. Additionally, long-term incentive compensation is required to compete with other organizations in recruitment and retention of key executives.

We generally consider awarding restricted stock annually. The Compensation Committee recommends the number of shares of restricted stock to be awarded to Mr. Webb, which is subject to the approval of the Board of Directors. Mr. Webb recommends the number of shares to be awarded to key executives, including Messrs. Watt, Mohr, Getman and Cacchio, which is subject to the approval of the Committee.

Based on information contained in the Assessment, the Compensation Committee determined that the vesting schedules for prior grants were not in line with our peer group. The peer group data provided guidance that our peers were issuing restricted stock grants that vested incrementally over five year terms. Our previous restricted stock awards vest on a seven year cliff vesting schedule. Therefore, the Compensation Committee accelerated the vesting of all prior grants as if the original vesting term was a based on a seven year incremental vesting schedule. This acceleration was approved by the Board of Directors. The total shares vested for each NEO is listed in the table below under the caption “Option Exercises and Stock Vested.”

Retirement and Other Benefits

Alliance Bank Executive Incentive Retirement Program

The Board of Directors approved our Executive Incentive Retirement Program (“EIRP”) on March 11, 2008. The purpose of the EIRP is to assist us in retaining and attracting officers of exceptional ability and rewarding them for meeting or exceeding specific business program objectives or performance measurements. Participants in the EIRP include any officer who is so designated by the Board. Currently there are nine officers, including all of the NEOs except Mr. Webb, participating in the ERIP.

A participant’s eligibility to receive a deferred bonus, if any, is determined by reference to the attainment of criteria established by the Board on an annual basis. The Board of Directors may, at its discretion elect not to pay a deferred bonus under this plan irrespective of attainment of the qualifying criteria. As discussed previously, we exceeded our 2009 Performance Goal, which would have triggered a payment under the EIRP. The Board of Directors elected not to pay deferred bonuses under this plan because the Board determined that the total compensation paid to the NEO’s was appropriate without further benefits from this plan.

Supplemental Executive Retirement Agreement (SERP) and Split Dollar Life Insurance Agreement

Mr. Webb has a SERP, which was negotiated as a component of his total compensation package when he joined the Company. Pursuant to the SERP, we are required to pay Mr. Webb an annual benefit equal to 70% of his final average compensation in excess of his other retirement benefits. The retirement benefit will be paid to Mr. Webb in the form of a straight life annuity in monthly installments for life. For purposes of the SERP, Mr. Webb’s final average compensation means the annualized monthly base salary actually paid by us over the three-year period ending on the date of his termination of employment. The amounts due to him under the SERP are to be distributed upon the occurrence of a triggering event, including:

•	Mr. Webb’s termination of employment with us, except upon his termination with cause; or

•	His attaining the age of 65.

We must begin paying the benefit to Mr. Webb either on the first day of the seventh month following Mr. Webb’s termination of employment or on the first day of the first month following his attaining age 65, whichever is earlier. The benefit due Mr. Webb may be reduced if payment commences prior to August 1, 2017. In addition, the SERP provides Mr. Webb the right to receive payment of the benefit upon a change of control of the Company. Mr. Webb is the only NEO covered by a SERP.

On January 27, 2010, the Company, Bank and Mr. Webb also entered into the first amendment (the “Amendment”) to the Amended and Restated Supplemental Retirement Agreement, dated November 28, 2006 (the “Restated SERP”). The Restated SERP amended and restated the original Supplemental Retirement Agreement, dated May 1, 2000, for certain changes related to the requirements of Section 409A of the Code. The Amendment provides the ability to designate beneficiaries, clarifies the definition of “Death” for purposes of determining time of payment under the agreement, and requires Mr. Webb to prudently manage his other retirement benefits (outside of the Restated SERP) in order to preserve the potential offset of benefits otherwise payable under the Restated SERP.

Additionally, On January 27, 2010,we entered into a split dollar life insurance agreement with Mr. Webb. If Mr. Webb is employed by us at the time of his death, then Mr. Webb’s designated beneficiaries will receive a lump sum payment equal to the employee’s interest, as defined in the agreement. The remainder of the insurance proceeds will be paid to us. We pay the premiums to keep the insurance policies in force, we retain the right to terminate the insurance policies and we are the owner of the cash surrender value of the insurance policies. Any successor to us will be required to assume and perform this split dollar life insurance agreement as if no succession had occurred.

401(k) Retirement Program

The NEOs are eligible to participate in the 401(k) retirement program on the same terms as other employees. Employees are eligible to make salary deferrals (contributions) at the beginning of the month following their hire date. We will match the employee’s contributions $0.50 per dollar deferred up to a maximum of 6% of the employees covered compensation. In addition, 1% of an eligible employee’s annual earnings are contributed by us regardless of whether the employee is contributing to the program.

Group Term Life Insurance

The NEOs are covered under the same benefit program available to all other employees, which are paid for by us. Employees are covered for four-times their annual earnings up to a maximum of $750,000. Accidental death and dismemberment insurance is provided in an amount equal to the life insurance.

Group Long-Term Disability Insurance

The NEOs are covered under the same benefit program available to all other employees, which are paid for by us. The coverage provides for 60% salary continuation in the event of disability, as defined in the policy, up to a maximum monthly benefit of $15,000. The NEOs are insured for the following monthly income replacement amounts.

Webb	Watt	Mohr	Getman	Cacchio
$15,000	$9,650	$8,850	$7,875	$6,950

Other Benefits

The NEOs are eligible for the same benefits available to all other employees such as health and dental insurance, personal and sick leave, vacations, and holidays.

Perquisites and Personal Benefits

The NEOs are provided with perquisites and other personal benefits that the Compensation Committee believes are modest, reasonable, and similar in nature to those provided to executives at competing financial institutions, and are designed to assist these executives in carrying out their duties.

The NEOs have the use of a company-owned automobile. Club memberships are provided to Mr. Webb, Mr. Watt and Mr. Getman for business meeting purposes and for their personal use. At the recommendation of the Compensation Committee, a health club membership is also provided to Mr. Webb.

Employment and Change-of-Control Agreements

We have employment and change of control agreements with the NEOs and certain key executives. The Board of Directors views these agreements as integral in ensuring the continued dedication of the executives to the Company and promoting stability of management, particularly in the event of a change of control.

Employment Agreements

Messrs. Webb, Watt and Mohr each have employment agreements effective as of January 26, 2010, which have an initial term of one year. Thereafter, each of the employment agreements will automatically extend for successive one year terms, unless previously terminated or either we or executive provides notice that it will not be extended. Mr. Webb will receive a base annual salary of $380,000, Mr. Watt will receive a base annual salary of $210,000 and Mr. Mohr will receive a base annual salary of $190,000. In addition to the base annual salary, the employment agreements provide for, among other things, participation in incentive programs and other employee benefit plans applicable to executive employees.

In the event of involuntary termination without “cause” or voluntary termination with “good reason,” each executive is entitled to receive a severance benefit equal to the greater of the unpaid compensation and benefits that would have been paid under the terms of this employment agreement if the executive had remained employed, or the unpaid compensation and benefits that would have been paid under the terms of this employment agreement (including any accrued bonus) for a period of one year following the termination. Upon Change of Control, as defined in the agreements, which results in the termination of the executive without cause or certain resignations for good reason, the executive will receive a lump sum payment equivalent to a multiple of the average annual cash compensation amount paid to the executive during the three (3) years preceding the Change of Control which multiple shall be three (3) times such annual average amount in the case of Mr. Webb and two (2) times the annual average amount in the case of Messrs. Watt and Mohr. In addition, under such circumstances, each executive will also receive a lump sum payment equal to a multiple of the Company’s annual cost of providing health, life and long-term disability coverages and other fringe benefits equal to three (3) times such amount in the case of Mr. Webb and equal to two (2) times such amount in the case of Messrs. Watt and Mohr. Further, if there is a Change in Control, then all forms of equity-based compensation, including unexpired stock options and unvested restricted stock will accelerate. In the event that any amounts payable under the employment agreements would be nondeductible to us by reason of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), then such amounts shall be reduced to the extent necessary that such payments will no longer be ineligible for deduction by reason of Section 280G of the Code.

The employment agreements also provide for a clawback of any incentive paid to, credit to an account on behalf or, or vested to the executive within the prior twenty-four (24) months under certain circumstances if it is later determined that the incentive is directly attributable to materially misleading financial statements.

Change of Control Agreements

Messrs. Getman and Cacchio have change of control agreements with identical terms. Upon a change of control (as defined in the Agreement) resulting in termination, the NEO will receive a lump sum severance payment equal to 200% of the NEOs annual base salary in effect as of the date of termination. If the NEO constitutes a qualified beneficiary and elects continued coverage under COBRA, their health care coverage will be paid for by us for up to two years following termination or shorter period until obtaining new employment offering health insurance.